Eastman Chemical Company

P.O. Box 431

Kingsport, TN 37660

Phone: (423) 229-5694

sking@eastman.com

April 20, 2012

VIA Electronic (EDGAR correspondence file) Supplemental Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long

Re:	Eastman Chemical Company Registration Statement on Form S-4 Filed March 7, 2012 File No. 333-179975
Form 10-K for Fiscal Year Ended December 31, 2011 (the “2011 Form 10-K”)
Filed February 22, 2012 File No. 001-12626

Dear Ms. Long:

On behalf of Eastman Chemical Company (“Eastman” or the “Company”), I hereby submit our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), contained in the letter of the Staff addressed to Theresa K. Lee, dated April 2, 2012, with respect to the referenced filings. The Company’s responses to the Staff’s comments are preceded by the text of the comments in your letter. This letter is being filed with Amendment No. 1 to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). All terms not defined in our responses have the meanings ascribed to those terms in the related filings.

Securities and Exchange Commission

April 20, 2012

Registration Statement on Form S-4

Proxy Statement/Prospectus Cover Page

1.	Please disclose the aggregate amount of securities that will be issued by Eastman Chemical Company in connection with the merger. Please refer to Item 501(b)(2) of Regulation S-K.

Management Response:

The Registration Statement has been revised to disclose the aggregate amount of securities that are issuable by Eastman in the merger.

Unaudited Pro Forma Condensed Combined Financial Information, page 36

Unaudited Pro Forma Condensed Combined Financial Information, page 38

2.	Please revise the line item, earnings from continuing operations, to clarify that it excludes non-recurring items here and throughout your filing. Please refer to Rule 11-02(b)(5) of Regulation S-X for guidance.

Management Response:

The Company has in the Registration Statement revised the line item “Earnings from continuing operations” to “Earnings from continuing operations before nonrecurring items”, and has added an accompanying footnote to such line item on the face of the unaudited pro forma condensed combined statement of earnings and related disclosure in the introductory paragraphs and in Note 4 to the unaudited pro forma condensed combined statement of earnings, clarifying that “Earnings from continuing operations before nonrecurring items” excludes items directly attributable to the transaction.

Note 2. Basis of Pro Forma Presentation, page 40

3.	We note your disclosures related to identifying the differences between your accounting policies and Solutia’s accounting policies. Although we understand that the process you undertook may not have been as comprehensive as will be required when you include Solutia into your consolidated financial statements, it is not clear to us how or why your process would not be expected to at least identify all material adjustments. In this regard, we note your statement that further review of Solutia’s accounting policies and financial statements following completion of the merger may result in a material impact to your consolidated financial statements. Please revise your disclosures to provide a better understanding of the procedures you undertook to identify materially differing accounting policies. Please also explain what additional procedures you will perform and why such procedures were not performed for purposes of preparing the pro forma financial statements.

Securities and Exchange Commission

April 20, 2012

Management Response:

The Company has revised the second paragraph of “Note 2. Basis of Pro Forma Presentation” in the Registration Statement to add additional disclosure of the procedures undertaken and expected to be undertaken to identify material differences between Eastman’s and Solutia’s accounting policies. The Registration Statement has also been amended to clarify that the additional procedures to be performed are not expected to result in material adjustments to Eastman’s consolidated financial statements.

Note 3. Estimate of Consideration Expected to be Transferred, page 41

4.	Please include disclosures regarding Solutia’s Rights Plan and the impact on the consideration expected to be transferred.

Management Response:

The Company has added disclosure to “Note 3. Estimate of Consideration Expected to be Transferred” in the Registration Statement that, as disclosed elsewhere in the Registration Statement, no consideration is payable in the merger with respect to Solutia’s Rights Plan or the rights issued thereunder and that, accordingly, the Rights Plan was not included in the estimate of consideration expected to be transferred in the merger.

5.	We note that the purchase price allocation is preliminary. Please provide an explanation of the procedures you undertook to estimate the fair value of the assets and liabilities to be acquired. Please discuss how you have considered market participant assumptions in your estimate of fair value allocations. Please also disclose the additional procedures you will perform to finalize the purchase price allocation. Finally, provide summarized disclosures that quantify the potential impact of changes in the preliminary purchase price allocations on the pro forma financial statements.

Management Response:

The Company has added disclosure to “Note 3. Estimate of Consideration Expected to be Transferred” in the Registration Statement of the procedures performed to estimate the fair value of assets to be acquired and liabilities to be assumed in the merger, including market participant assumptions and additional procedures to be performed. The Company has also added disclosure of the potential impact of changes in the final purchase price allocation from that in the unaudited pro forma condensed combined financial statements, and a cross-reference to the sensitivity analysis of the preliminary fair value measurements for properties and intangible assets to be acquired in the merger in Note 4(a).

Securities and Exchange Commission

April 20, 2012

6.	Please discuss the nature of the property, plant and equipment and the underlying reasons for the fair value adjustment.

Management Response:

The Company has added disclosure to “Note 3. Estimate of Consideration Expected to be Transferred” in the Registration Statement of the nature of the property, plant, and equipment to be acquired in the merger and the underlying reasons for the fair value adjustment to these properties.

7.	Please include a more specific discussion of the underlying nature of the acquired intangible assets.

Management Response:

The Company has added disclosure to “Note 3. Estimate of Consideration Expected to be Transferred” in the Registration Statement of the underlying nature of the identifiable intangible assets to be acquired in the merger.

8.	Please include a discussion of the underlying factors that are expected to lead to goodwill being recognized in the acquisition.

Management Response:

The Company has added disclosure to “Note 3. Estimate of Consideration Expected to be Transferred” in the Registration Statement of the underlying factors that are expected to lead to goodwill being recognized in the merger.

9.	Please separately present the fair value of probable loss contingencies you considered when preparing the purchase price allocation. Please provide an explanation for material differences between your estimate and Solutia’s estimate of the probable loss.

Management Response:

The Company has added disclosure to “Note 3. Estimate of Consideration Expected to be Transferred” in the Registration Statement of probable loss contingencies considered in preparation of the preliminary purchase price allocation.

Securities and Exchange Commission

April 20, 2012

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements, page 43

10.	Please provide a summarized tabular disclosure of all the non-recurring items you excluded from the pro forma income statements. Please refer to Rule 11-02(b)(5) of Regulation S-X for guidance.

Management Response:

The Company has added to “Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements” in the Registration Statement tabular disclosure of all nonrecurring items directly attributable to the merger that were excluded from the pro forma income statement.

11.	Please revise all of your footnotes to include a tabular presentation of the components that sum to the net adjustment presented on the face of the pro forma financial statements, for those adjustments that include multiple components. Please also show precisely how you calculated each adjustment amount and/or each component of the net adjustment amount. This enhanced disclosure should include a discussion of any significant assumptions and estimates to arrive at the amount, including a sensitivity analysis for any of those adjustments that include preliminary estimates. Finally, please ensure your explanation for each of the adjustments related to the purchase price allocation clearly links the changes between Solutia’s carrying value and the estimated fair value. Examples of where you should provide these additional disclosures include the following:

•	Depreciation expense for property, plant and equipment

•	Amortization costs for definite lived intangible assets

•	Income tax expense

•	Deferred tax assets and liabilities

Refer to Rule 11-02(b)(6) of Regulation S-X for guidance.

Management Response:

The Company has added to “Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements” in the Registration Statement tabular presentation of all adjustments that contain multiple components and has provided additional explanatory narrative disclosure and calculations when appropriate for each component included therein. The Company has also added discussion of relevant assumptions for adjustments that include preliminary estimates. In addition, the Company has added sensitivity analyses to “Note 4(a) Depreciation and amortization”, for the effects of changes in preliminary estimates of the fair value and useful lives of properties and amortizable intangible assets to be acquired in the merger on pro forma depreciation and amortization

Securities and Exchange Commission

April 20, 2012

expense as well as a cross reference in “Note 4(k) Goodwill” to the quantitative effects of the preliminary purchase price allocations included in “Note 3. Estimate of Consideration Expected to be Transferred”. These enhanced disclosures are in the following footnotes in the Registration Statement.

•	Note 4(a) Depreciation and amortization

•	Note 4(b) Net interest expense

•	Note 4(d) Income tax expense

•	Note 4(e) Shares outstanding

•	Note 4(f) Cash and short-term time deposits

•	Note 4(h) Inventories

•	Note 4(k) Goodwill

•	Note 4(l) Identifiable intangible assets

•	Note 4(m) Other noncurrent assets

•	Note 4(n) Payables and other current liabilities

•	Note 4(o) Debt

•	Note 4(p) Deferred income tax liabilities

•	Note 4(r) Stockholders’ equity

12.	Please explain how you estimated the useful lives for the acquired property, plant and equipment and definite lived intangible assets by category.

Management Response:

The Company has enhanced its disclosure in Notes 4(j) and 4(l) in the Registration Statement to include a description of the methodology used to determine the useful lives of properties and amortizable intangible assets to be acquired in the merger. The Company has also added a cross-reference to the sensitivity analyses for pro forma depreciation and amortization expense included in Note 4(a).

13.	Please explain how you determined the weighted average interest rate of 3% for the $3.5 billion of indebtedness. Refer to Rule 11-02(b)(6) of Regulation S-X for guidance.

Management Response:

The Company has revised its disclosure in Note 4(b) in the Registration Statement to add tabular disclosure of the expected composition and interest rates of expected additional indebtedness used to calculate the weighted average interest rate of 3%.

14.	Please explain why you are using Solutia’s blended rate of 27% for Solutia’s operating expenses. To the extent that you continue to believe the use of a 27% tax rate is appropriate, please provide your calculation of the blended rate. Please refer to Instruction 7 to Rule 11-02 of Regulation S-X for guidance.

Securities and Exchange Commission

April 20, 2012

Management Response:

The Solutia blended global tax rate of 27% is the calculated statutory rate in effect during the applicable income statement period, per Instruction 7 to Rule 11-02 of Regulation S-X. The Company has revised its disclosure in Note 4(d) in the Registration Statement to describe the basis for this rate and provide the supporting calculation.

15.	Please provide a more comprehensive discussion regarding your expected use of Solutia’s approximately $1.5 billion of net operating loss carryforwards, in which you are anticipating using half over the next three years on an accelerated basis with all net operating loss carryforwards being used within 15 years. In this regard, changes in control typically limits the amount of net operating loss carryforwards that can be utilized each year.

Management Response:

The Company has added disclosure to Note 4(i) in the Registration Statement to indicate the amount of Solutia’s remaining net operating loss carryforward that the Company’s management believes will be available to offset U.S. taxable income within the next three years. This estimate is based upon the limitation rule of Internal Revenue Code Section 382(b)(1) as increased under Internal Revenue Code Section 382(h) and the “338 Approach” of Section IV of Notice 2003-65, 2003-2 CB 747, 09/12/2003.

Note 5. Accounting Methodology Change for Pension and Other Postretirement Benefit Plans, page 47

16.	Please revise your disclosure to provide your calculation of the impact to operating earnings, earnings from continuing operations before and after tax, and per diluted share for the change in accounting principle related to your pension and OPEB plans and the presentation of pension and OPEB costs for inactive employees. Please refer to your Form 8-K filed on March 7, 2012.

Management Response:

The Company has added to “Note 5. Accounting Methodology Change for Pension and Other Postretirement Benefit Plans” in the Registration Statement income statement line item detail as disclosed in the Company’s Current Report on Form 8-K filed on March 7, 2012 showing the impact to operating earnings, earnings from continuing operations before and after tax, and per diluted share of the change in accounting methodology for pension and OPEB plans.

Securities and Exchange Commission

April 20, 2012

The Merger, page 60

Background of the Merger, page 63

17.	On page 75 you disclose that during the January 23, 2012 meeting, the Solutia board of directors received presentations from two consulting firms. With a view towards disclosure, please tell us whether the consulting firm presentations were materially related to the transaction. Please note that if a report, opinion or appraisal materially related to the transaction, has been received from an outside party and referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. In addition, any written materials contained or used in the report, opinion or appraisal, as well as the consent of the outside party, must be filed as exhibits to the Form S-4. Please Refer to Items 4(b) and 21(c) of Form S-4. We may have additional comments following the review of your response.

Management Response:

In response to the Staff’s comment, we respectfully submit that neither presentation received by the Solutia board of directors on January 23, 2012 referred to by the Staff in its comment constitutes a “report, opinion or appraisal materially related to the transaction” within the meaning of Item 4(b) of Form S-4 or Item 1015(b) of Regulation M-A. In particular, these presentations generally focused on macroeconomic and industry trends affecting Solutia’s long-range plan on a stand-alone basis without reference to the transaction. While the parties providing the reports were aware of the possible transaction, the matters addressed in their presentations did not address the merger with Eastman, any synergies or other effects to be realized from the merger with Eastman or any other potential transactions with any other business combination partners (or that would not occur based on a failure to pursue the merger or any other transaction). Neither presentation included an opinion to the Solutia board of directors as to the fairness, from a financial point of view, of the merger consideration to the holders of shares of Solutia common stock or the desirability of the merger. In addition, the presentations were qualitative presentations of considerations related to Solutia on a stand-alone basis and macroeconomic factors and were not the type of report, opinion or appraisal that would be customarily required to be presented by the aforementioned rules or, in light of the nature of these presentations, would be particularly useful to stockholders. References to the presentations were included in the initial Registration Statement as part of a very detailed background of a lengthy process with a view towards disclosure. Nevertheless, in response to the Staff’s comment and with a view towards disclosure, we have revised the

Securities and Exchange Commission

April 20, 2012

disclosure in the Registration Statement to provide further detail regarding the identity of the parties making the presentations, their qualifications, the method of their selection, previous work performed by them for Solutia (if any), the fees paid to such parties and a more detailed description of the presentations delivered by such parties to the Solutia board of directors on January 23, 2012 and any material conclusions resulting from the presentations. The new disclosure appears under a new section entitled “The Merger—Presentations by Solutia’s Consultants” of the Registration Statement. Based on this additional disclosure, the material information contained in these presentations is included in the Registration Statement.

Opinions of Financial Advisors, page 84

18.	Please revise your disclosure to provide a complete quantitative description of the fees received by, or to be received by, Deutsche Bank and Moelis, for services provided to Solutia and its affiliates in the past two years. Please refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Management Response:

The Registration Statement has been revised to include under “The Merger—Opinions of Financial Advisors” the aggregate amount of all fees paid by Solutia to Deutsche Bank and to Moelis, respectively, in the past two years, excluding the fees expected to be received for Deutsche Bank’s and Moelis’ respective services as financial advisors to Solutia in connection with the merger and their respective opinions.

Certain Unaudited Eastman Forecasts and Other Information, page 103

Possible Benefits of the Merger, page 105

19.	Please expand your discussion to disclose the basis for Eastman Chemical’s expectation that the merger could result in annual cost savings of up to $100 million, as well as to provide context to these estimated cost savings and potential revenue synergies. In this regard, we note that on your earnings call for the fourth quarter of 2011 you discuss various aspects of your business where you see potential for synergies, such as cost synergies in the purchase of raw materials and tax savings, and revenue synergies related to Solutia’s Crystex and Santoflex product lines. Similarly expand your “Participation in Potential Upside Through Stock Portion of Merger Consideration” disclosure on page 78 to discuss the factual basis for Solutia’s board’s beliefs that the combined company has the potential to realize significant cost savings, revenue synergies and other benefits from the merger.

Securities and Exchange Commission

April 20, 2012

Management Response:

Eastman has in the first and second paragraphs of the Registration Statement under “The Merger—Certain Unaudited Eastman Forecasts and Other Information—Possible Benefits of the Merger” expanded the summary of the expected $100 million post-merger annual cost savings and of the expected revenue and tax synergies to include the items identified in the previous Eastman public disclosures. As previously disclosed, the potential revenue and tax synergies are separate from the cost synergies and the revenue synergies were not quantified in Eastman’s previous disclosures.

Further, in response to the Staff’s comment, the Registration Statement has been revised to include disclosure regarding the factual basis for Solutia’s board’s belief that the combined company has the potential to realize significant cost savings, revenue synergies and other benefits from the merger. This revised disclosure is located under “The Merger—Recommendation of the Solutia Board of Directors and Solutia’s Reasons for the Merger” in the Registration Statement.

The Merger Agreement, page 127

20.	We note your disclaimer here and on the first page of Annex A stating that the representations and warranties in the merger agreement “may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC . . .” Please remove this disclaimer or revise it to remove any suggestion that the merger agreement, including the representations and warranties in the agreement, do not constitute public disclosure under the federal securities laws.

Management Response:

The Registration Statement has been updated to revise the disclaimer.

Undertakings

21.	Please include the undertaking in Item 512(a)(6) of Regulation S-K.

Management Response:

The Registration Statement has been revised to include the requested undertaking.

Securities and Exchange Commission

April 20, 2012

Eastman Chemical Form 10-K for the Fiscal Year Ended December 31, 2011

General

22.	Where a comment asks you to include disclosure in future filings, please do so beginning with your March 31, 2012 Form 10-Q.

Management Response:

For the information of the Staff, the Company intends to file its quarterly report on Form 10-Q for the quarter ended March 31, 2012 (the “March 2012 Form 10-Q”) with the SEC on or before May 10, 2012. In addition, in connection with an expected filing by the Company of a “shelf” registration statement on Form S-3 on or about the date of filing of the March 2012 Form 10-Q, and in accordance with Topic 13110.5 and Topic 13110.6 of the Division of Corporation Finance’s (the “Division”) Financial Reporting Manual and the Division’s Compliance and Disclosure Interpretations (August 14, 2009) Securities Act Forms Q126.40, the Company intends to file under cover of Form 8-K (Item 8.01) audited retrospectively revised financial statements reflecting the subsequent change in accounting principle related to the Company’s pension and OPEB plans (the “Financial Statement Form 8-K”). The Financial Statement Form 8-K is to be filed solely to file retrospectively revised financial statements that reflect the Company’s subsequent change in accounting principle for the information of investors, and is not being filed to reflect any material errors in the Company’s financial statements.

In light of the fact that the Financial Statement Form 8-K will contain audited consolidated financial statements of the Company and related financial disclosures, including notes to the financial statements and the Company’s MD&A for the comparable periods, the Company requests the Staff’s confirmation that the Staff will not object if the Company includes the requested disclosures in future filings beginning with the March 2012 Form 10-Q and the Financial Statement Form 8-K, in each case as indicated in the responses below.

23.	Your “Company Data” within EDGAR does not reflect your current fiscal year end of December 31st. It currently shows a fiscal year end of May 5th. Please revise your information within Edgar accordingly.

Management Response:

The Company has revised the referenced information within EDGAR.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 41

Securities and Exchange Commission

April 20, 2012

Summary by Operating Segment, page 46

24.	We note that in your year over year discussion for each of your segments you provide a breakdown of the effect of volume, price, product mix and exchange rate, as well as a general description of the factors that resulted in the changes to your line items. However, your discussion does not quantify such factors and in certain cases does not provide an adequate description of the underlying reasons for such changes. For example, when discussing the reasons for the increase in sales for your PCI segment, you do not quantify the effect that each of the underlying factors disclosed had in driving the increase. Further, we note that your MD&A disclosure does not address how the industry-wide destocking affected your results of operations, including its impact on your Specialty Plastics segment which you discussed in your earnings call for the fourth quarter of 2011. Finally, given the notable impact of raw material and energy prices on your overall financial results, this section should provide a comprehensive qualitative and quantitative discussion of how the changes in such costs impacted your operating profits. Please revise your Management’s Discussion and Analysis in your future filings to provide the requisite analysis. Please provide us with draft disclosure showing how you will present this analysis. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Management Response:

We respectfully submit that the Company’s MD&A includes adequate quantitative and qualitative disclosure of the material effects of each of the components of sales and resulting operating earnings. The breakdown of the effect of volume, price, product mix, and exchange rate on sales and described underlying factors by segment is the information that senior management uses to review, analyze, and evaluate Company and business segment financial performance, and gives investors a narrative explanation of the Company’s financial statements through the eyes of management. When material to an understanding of the quality and variability of the Company’s financial results, the Company has in the past included, and intends in the future to include, specific quantification for all relevant factors, including selling price and related increases in raw material and energy costs. We believe that, to provide additional such information when not material could be confusing or misleading to investors, removing the focus from material drivers of changes in the Company’s results of operations. In addition, an independent requirement to provide any specified information could result in material harm to the Company by requiring the disclosure of confidential matters such as product pricing strategy, without concomitant benefit to investors.

The Company acknowledges that, in the discussion and analysis of the reasons for the increase in 2011 sales in our PCI segment, we did not quantify the effect of each of the underlying factors, but did describe the key factors in order of significance. We believe this adequately presented for investors the material information necessary to adequately understand and assess period over period changes in results.

Securities and Exchange Commission

April 20, 2012

The industry-wide destocking mentioned in our fourth quarter 2011 financial results public webcast/call was not included in the 2011 MD&A because it did not have a material impact on full year 2011 compared to full year 2010 Company or segment results. This destocking was only discussed in the public webcast/call because it was material to the fourth quarter.

The Company has in the past included in its MD&A (see, for example, the “Summary of Consolidated Results—Gross Profit” in the MD&A of the Company’s Annual Report on Form 10-K for 2008), and will include in future gross profit discussions in the MD&A, quantification and additional detail concerning the impact of raw material and energy costs on overall financial results for periods in which the impact of relative changes in raw material and energy costs was not materially offset by changes in selling prices.

The Company will in future filings enhance its MD&A segment results of operations disclosures with quantification and more qualitative detail of the identified material factors underlying changes to line items consistent with public disclosures in the quarterly financial results webcast/ conference call. Draft examples of such enhanced corporate and segment disclosure as it would have been in the MD&A of the Company’s 2011 Form 10-K, and as proposed to be included in the Financial Statement Form 8-K, is below (new or revised disclosure in italics):

SUMMARY BY OPERATING SEGMENT

….

CASPI Segment

….

2011 Compared to 2010

Sales revenue for 2011 increased compared to 2010 primarily due to higher selling prices and higher sales volume. The higher selling prices were in response to higher key raw material and energy costs and were also attributed to strengthened demand, particularly in the U.S., and tight industry supply particularly in the first half of the year. The higher sales volume was attributed primarily to strengthened end-use demand in the packaging, durable goods, and transportation markets, particularly in the U.S., and was in part enabled by recent Eastman capacity expansions. Strengthened demand was primarily attributed to economic growth and contributed to tight industry supply as demand outpaced market capacity.

Securities and Exchange Commission

April 20, 2012

Excluding restructuring charges, operating earnings increased in 2011 compared to 2010 primarily due to higher selling prices, higher sales volume, and the increased benefits from cracking propane to produce low-cost propylene, which more than offset higher raw material and energy costs. In 2011, operating earnings included $5 million of costs from the unplanned outage of an olefins cracking unit. The restructuring charges for 2010 reflect the segment’s portion of severance charges.

….

Fibers Segment

….

2011 Compared to 2010

Sales revenue for 2011 increased compared to 2010 primarily due to a favorable shift in product mix, higher selling prices, and higher sales volume. The favorable shift in product mix was mainly due to higher acetate tow sales volume resulting from increased utilization of the recently completed acetate tow manufacturing facility in Korea. The higher selling prices were in response to higher raw material and energy costs, particularly for wood pulp.

Excluding restructuring charges, operating earnings for 2011 increased compared to 2010 primarily due to higher acetate tow sales volume in Asia Pacific and Europe and higher selling prices, partially offset by higher raw material and energy costs. Higher acetate tow sales volume in Europe was enabled by the Korean capacity expansion, which allowed the Company to reallocate its global product supply to European markets. The restructuring charges for 2010 reflect the segment’s portion of severance charges.

….

PCI Segment

….

2011 Compared to 2010

Sales revenue for 2011 increased compared to 2010 primarily due to higher selling prices and higher sales volume. The increased selling prices were in response to higher raw material and energy costs, particularly for feedstocks, paraxylene, and propylene, and

Securities and Exchange Commission

April 20, 2012

also attributed to strengthened demand in North America and tight industry supply, particularly for olefin-derivative product lines due to recovering economic conditions in the first half of the year. Greater than 90 percent of the higher sales volume was due to growth in plasticizer product lines which included the acquired Genovique plasticizer product lines, particularly in North America and Europe, and the restart of the previously idled Longview, Texas olefins cracking unit. In addition to recovering economic conditions, the growth in plasticizer product lines was aided by changing government regulations and consumer shifts to non-phthlate plasticizers that serve high growth markets.

Excluding restructuring charges, operating earnings in 2011 increased compared to 2010 due to higher selling prices, higher sales volume, and the increased benefits from cracking propane to produce low-cost propylene, which more than offset higher raw material and energy costs. The United States and Canada region operating earnings increased 56 percent. In 2011, operating earnings included $8 million from the acetyl technology license and costs of $11 million from the unplanned outage of an olefins cracking unit at the Longview, Texas facility. In 2010, operating earnings included $12 million from the acetyl technology license. In 2011, operating earnings included $7 million in restructuring charges, primarily for severance associated with the acquisition and integration of Sterling. In 2010, the restructuring charges reflect the segment’s portion of severance charges.

Critical Accounting Estimates, page 35

Impairment of Long-Lived Assets, page 35

25.	In future filings, please expand upon the disclosures provided for your assessment of goodwill for impairment, as goodwill is 21.7% of total stockholders’ equity as of December 31, 2011. Further, it appears as though the acquisition of Solutia may result in a substantial increase to goodwill. If you have determined that estimated fair values substantially exceed carrying values for any and/or all of your reporting units, please disclose that determination. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total stockholders’ equity, please provide the following disclosures for each of these reporting units:

•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

•	The amount of goodwill allocated to the reporting unit.

Securities and Exchange Commission

April 20, 2012

•	A description of the assumptions that drive the estimated fair value that is specific to the reporting unit.

•

A discussion of any uncertainties associated with the key assumptions used to estimate the reporting unit’s fair value. For example, to the extent that you have included assumptions in your fair value model that deviate from your historical results, please include a discussion of these assumptions.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

•	Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Management Response:

In the Company’s Financial Statement Form 8-K and in future annual filings, the Company will expand its “Critical Accounting Estimates” disclosure related to impairment of long-lived assets based on ASC 350 Intangibles - Goodwill and Other, Item 303 of Regulation S-K, and Sections 216 and 501.14 of the SEC Financial Reporting Codification. A draft example of such enhanced disclosure as it would have been in the MD&A of the Company’s 2011 Form 10-K, and as proposed to be included in the Financial Statement Form 8-K, is below (new or revised disclosure in italics):

CRITICAL ACCOUNTING ESTIMATES

….

Impairment of Long-Lived Assets

Long-lived assets and certain identifiable intangibles to be held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount is not considered to be recoverable, an analysis of fair value is triggered. An impairment is recorded for any excess of the carrying amount of the asset over the fair value.

The Company conducts its annual testing of goodwill and indefinite-lived intangible assets in third quarter of each year, unless events warrant more frequent testing. The testing of goodwill is performed at the reporting unit level which the Company has determined to be its operating segments.

Securities and Exchange Commission

April 20, 2012

The Company applies a fair value methodology in testing the carrying value of goodwill for each reporting unit. The key assumptions and estimates used in the Company’s 2011 goodwill impairment testing included a long-term projection of revenues, expenses, and cash flows, the estimated weighted average cost of capital, and the estimated corporate tax rate. The Company believes these assumptions are consistent with those a hypothetical market participant would use given circumstances that were present at the time the estimates were made. However, actual results and amounts may be significantly different from the Company’s estimates. In addition, the use of different estimates or assumptions could result in materially different determinations. If the estimated fair value of a reporting unit is determined to be less than the carrying value of the net assets of the reporting unit including goodwill, additional steps, including an allocation of the estimated fair value to the assets and liabilities of the reporting unit, would be necessary to determine the amount, if any, of goodwill impairment.

Indefinite-lived intangible assets, consisting of various trademarks, are tested for potential impairment by comparing the estimated fair value to the carrying amount. The estimated fair value of the trademarks is determined based on an assumed royalty rate savings, discounted by the Company’s estimated cost of capital. The carrying value of indefinite-lived intangible assets is considered to be impaired when the estimated fair value is less than the carrying value of the trademarks.

At December 31, 2011, goodwill consisted primarily of $308 million in the Coatings, Adhesives, Specialty Polymers and Inks (“CASPI”) segment and $93 million in the Performance Chemicals and Intermediates (“PCI”) segment. Of the $101 million of intangible assets, $28 million is indefinite-lived relating to trademarks and is reflected as $14 million each in the CASPI and PCI segments. The Company also had recorded goodwill and other intangibles associated with the Beaumont, Texas industrial gasification project. In fourth quarter 2009, the Company announced the discontinuance of the Beaumont, Texas industrial gasification project, which resulted in an impairment of $10 million for the Beaumont industrial gasification project goodwill and other intangible assets.

As a result of the tests performed during third quarter 2011, no impairment was determined to exist for goodwill or any of the Company’s indefinite-lived intangible assets. In the goodwill impairment analysis performed, fair values substantially exceeded the carrying values for each reporting unit.

As the Company’s assumptions related to long-lived assets are subject to change, additional write-downs may be required in the future. If estimates of fair value less costs to sell are revised, the carrying amount of the related asset is adjusted, resulting in a charge to earnings. The Company recognized a definite-lived intangible asset impairment

Securities and Exchange Commission

April 20, 2012

charge of $8 million resulting from an environmental regulatory change during fourth quarter 2010 impacting the fair value of air emission credits remaining from the previously discontinued Beaumont, Texas, industrial gasification project. The Company recognized fixed (tangible) asset impairment charges of $133 million and goodwill and definite-lived intangible asset impairment charges of $46 million in results from continuing operations during 2009, related to the discontinuance of the Beaumont, Texas industrial gasification project.

Pension and Other Post-employment Benefits, page 36

26.	In future filings, please revise your statement on page 36 regarding the discount rates and expected return on plan assets assumed. It is unclear whether you are referring to the Sterling Chemicals, Inc. U.S. pension plans or your pension plans as a whole. Further, the percentages disclosed do not agree to the percentages disclosed in Note 13.

Management Response:

In the Company’s Financial Statement Form 8-K and in future annual filings, the Company will more clearly indicate the plan or plans to which the assumed discount rates and expected returns on plan assets relate. (For the information of the Staff, the percentages disclosed under “Pension and Other Post-employment Benefits” in the Company’s 2011 Form 10-K are for U.S. defined benefit pension plans (both the Sterling Chemicals, Inc. and Eastman plans), and the percentages disclosed in Note 13 to the Company’s consolidated financial statements therein are for all defined benefit pension plans, U.S. and non-U.S.) An example of proposed enhanced “Critical Accounting Estimates—Pension and Other Post-employment Benefits” disclosure as it would have been in the Company’s 2011 Form 10-K, and as proposed to be included in the Financial Statement Form 8-K, is below (new or revised disclosure in italics):

The Company maintains defined benefit pension plans that provide eligible employees with retirement benefits. Additionally, Eastman subsidizes life insurance, health care, and dental benefits for eligible retirees and health care and dental benefits for retirees’ eligible survivors. The costs and obligations related to these benefits reflect the Company’s assumptions related to general economic conditions (particularly interest rates) and expected return on plan assets. In connection with its acquisition of Sterling Chemicals, Inc. (“Sterling”) in 2011, the Company assumed Sterling’s U.S. pension plans. For the Company’s U.S. defined benefit pension plans for each of Eastman and Sterling, the Company assumed discount rates of 4.88 percent and 4.83 percent, respectively, and an expected return on plan assets of 8.75 percent and 5.50 percent, respectively, at December 31, 2011. The Company assumed a discount rate of 5.00 percent for its other post-employment benefit plan,

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April 20, 2012

the Company’s only significant other post-employment benefit plan. The cost of providing plan benefits also depends on demographic assumptions including retirements, mortality, turnover, and plan participation.

Purchase Accounting, page 38

27.	Please specifically discuss your pending acquisition of Solutia, including the significant judgments in determining the purchase price allocations and a sensitivity analysis regarding the impact of changes in the preliminary allocations. Please provide us with the disclosure you intend to include in your next periodic report.

Management Response:

Because Eastman has not yet completed the acquisition or a related preliminary purchase price allocation of the assets to be acquired or liabilities to be assumed therein (other than for purposes of preparing the required unaudited pro forma condensed combined financial information in the Registration Statement), Eastman does not believe it would be appropriate to attempt to provide a sensitivity analysis regarding any potential changes in the preliminary allocations in either the March 2012 Form 10-Q or the Financial Statement Form 8-K. Eastman notes that a sensitivity analysis is contained in Note 3 to the Notes to Unaudited Pro Forma Condensed Combined Financial Statements in the Registration Statement. Eastman undertakes to include a discussion of the significant judgments in determining purchase price allocations once such preliminary allocation has been completed.

Presentation of Non-GAAP Financial Measures, page 39

28.	In future filings, please provide a reconciliation for each non-GAAP measure presented from the most comparable US GAAP measure in accordance with Item 10(e)(1)(i)(b) of Regulation S-K. In this regard, we note your reference to reconciliations in the first paragraph; however, the reconciliations were not provided.

Management Response:

The Company respectfully submits that it has included in the MD&A of its historical Forms 10-K reconciliation for each non-GAAP measure presented from the most comparable U.S. GAAP measure in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In the 2011 Form 10-K, such reconciliations are in MD&A with the corresponding non-GAAP measures where they appear. See “Results of Operations—Operating Earnings”, “Results of Operations—Earnings from Continuing Operations and Diluted

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April 20, 2012

Earnings per Share”, “Results of Operations—Net Earnings and Diluted Earnings per Share”, “Summary by Operating Segment”, and “Liquidity, Capital Resources, and Other Financial Information—Cash Flows”. However, the Company will in future filings clarify and enhance this disclosure by adding to the first paragraph of the “Presentation of Non-GAAP Financial Measures” section of MD&A specific cross-references to the sections of the MD&A in which the listed non-GAAP financial measures and accompanying reconciliations appear.

29.	In future filings, please disclose the reasons why you believe the presentation of these non-GAAP measures provides investors with useful information (i.e., why can investors better evaluate and analyze historical and future business trends when also considering these measures). Please refer to Item 10(e)(1)(i)(c) of Regulation S-K for guidance. Please provide us with the disclosures you intend to include in future filings.

Management Response:

The Company respectfully submits that the information in the last paragraph under “Presentation of Non-GAAP Financial Measures” in the MD&A of the Company’s 2011 Form 10-K, includes appropriate disclosure of the reasons why the Company believes the presentation of the non-GAAP measures that appear elsewhere in the MD&A provides investors with useful information in accordance with Item 10(e)(1)(i)(C) of Regulation S-K and the additional purposes for which Company management uses the non-GAAP financial measures in accordance with Item 10(e)(1)(i)(D) of Regulation S-K. The Company will include similar such disclosure in its future filings specific to the non-GAAP financial measures included in the MD&A of those filings.

Summary of Consolidated Results, page 42

30.	In future filings, please include a discussion and analysis for gross profit as a percentage of sales for each period presented. In this regard, it is unclear from your current disclosures why the margin declined from 25% for fiscal year 2010 to 23% for fiscal year 2011, as the $17 million unplanned outage costs is 0.02% of sales.

Management Response:

The Company has not included in the MD&A of recent past filings separate discussion and analysis of percentage of sales because such information was not different from the discussion and analysis of the changes in sales and in gross profits. However, we will in future filings include separate discussion and analysis for the gross profit as a percentage of sales for each period presented, including any different reasons for the changes in gross profit as a percentage of sales from those for the changes in sales and in gross

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April 20, 2012

profit. An example of proposed additional disclosure (in italics) as it would have been in the “Summary of Consolidated Results—Gross Profit” section of the MD&A of the Company’s 2011 Form 10-K, and as proposed to be included in the Financial Statement Form 8-K, is below:

2011 Compared to 2010

Gross profit for 2011 increased compared with 2010 in all segments. Gross profit increased primarily due to higher selling prices, which more than offset higher raw material and energy costs, and higher sales volume and increased capacity utilization, which led to lower unit costs, particularly in the first half of the year. Gross profit in 2011 included $17 million of costs from an unplanned outage of an olefins cracking unit at the Longview, Texas facility. Gross profit as a percentage of sales for 2011 decreased compared with 2010 due to selling prices increasing at a lower rate than the increase in raw material and energy costs in all segments.

2010 Compared to 2009

Gross profit and gross profit as a percentage of sales for 2010 increased compared with 2009 in all segments. The increase was due to higher sales volume and higher capacity utilization which led to lower unit costs. In addition, higher selling prices more than offset higher raw material and energy costs. Gross profit in 2010 also included $12 million from acetyl license revenue. In first quarter 2010, the Company experienced a power outage at its Longview, Texas manufacturing facility. Costs related to the outage were mostly offset by the settlement of the related insurance claim. Gross profit in 2009 included approximately $20 million in costs related to the reconfiguration of the Longview, Texas facility. The reconfiguration costs impacted the PCI and CASPI segments.

Liquidity, Capital Resources, and Other Financial Information, page 53

31.	We note that you are excluding the impact of the adoption of the amended accounting guidance for fiscal year 2010 and the tax payment for fiscal year 2011 from cash provided by operating activities and from free cash flows. Please tell us how you determined that the exclusion of the impact of the adoption of the amended accounting guidance and the tax payment from the presentation of free cash flows is consistent with the guidance in Item 10(e)(1)(ii)(a) of Regulation S-K. If you are able to demonstrate that the presentation is consistent with the guidance, please revise the title of these two non-GAAP measures throughout your document. Please refer to Item 10(e)(1)(ii)(e) of Regulation S-K. Also, refer to your stated definition of free cash flows on page 40.

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April 20, 2012

Management Response:

Pursuant to Division of Corporation Finance Non-GAAP Financial Measures C&DI Question 102.07 (the “non-GAAP CDI”), originally issued January 11, 2010, the Staff specifically indicated that the presentation of the measure “free cash flow” was not prohibited by Item 10(e)(1)(ii) of Regulation S-K. In the non-GAAP CDI, the Staff acknowledged that the measure free cash flow typically is calculated by excluding capital expenditures (typically a cash-settled item) from cash provided by operating activities but that, further, free cash flow “does not have a uniform definition.” The non-GAAP CDI requires issuers who present free cash flow to include a clear description of how the measure is calculated, as well as the necessary reconciliation.

As disclosed in the 2011 Form 10-K under “Presentation of Non-GAAP Financial Measures”, management of Eastman evaluates, analyzes, and manages liquidity and cash flows, and believes that investors are interested in, and consider, the measures cash provided by (used in) operating activities both with and without the impact of adoption of amended accounting guidance for transfers of financial assets, the tax payment for the gain on the sale of the PET business, dividends paid and capital expenditures in an overall analysis of the Company’s financial condition and results of operations. In addition, Eastman presents, in the table under “Liquidity, Capital Resources, and Other Financial Information—Cash Flows” in the 2011 Form 10-K a clear quantitative reconciliation of free cash flow to cash provided by operating activities, as required.

While Item 10(e)(1)(ii)(A) of Regulation S-K indicates that registrants should not exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures other than EBIT and EBITDA (which exclude, among other things, interest and taxes), as noted above, the Staff expressly permitted the exclusion of certain cash-settled items in connection with the presentation of free cash flow. In addition, the cash-settled items excluded by Eastman from its clearly defined free cash flow measure are limited to those typically excluded from many registrants’ EBIT and EBITDA measures, as adjusted, as permitted pursuant to Item 10(e)(1)(ii)(A) of Regulation S-K. As a result, the Company believes that its presentation of the measure free cash flow is consistent with the Staff’s guidance relating to non-GAAP financial measures.

In addition, given the stated importance of this measure to management and, the Company believes, to investors in the Company, management expects that it will continue to prepare and disclose this information to investors in the Company’s periodic sales and earnings conference calls and related materials in accordance with relevant rules. The Company believes that it is beneficial and appropriate to continue to include this information in the Company’s filings pursuant to the Exchange Act.

Securities and Exchange Commission

April 20, 2012

The Company respectfully submits that the single measure free cash flow, as presented by the Company, is not the same as, or confusingly similar to, any title or description used for any GAAP financial measure presented by the Company as may be contemplated by Item 10(e)(1)(ii)(E) of Regulation S-K. Notwithstanding this belief, however, should the Staff request, the Company will, in future filings, use the term “Adjusted free cash flow” or a similar measure in an attempt to more clearly set out that the free cash flow measure presented by the Company excludes items in addition to capital expenditures as specifically contemplated by the Staff in the non-GAAP CDI.

32.	We note that trade receivables, net is 27.5% of total current assets and has materially impacted operating cash flows. As such, please provide investors with a discussion and analysis of the composition of accounts and notes receivable for each period presented (i.e., the portion that is no longer considered current) in future filings to provide investors with a better understanding about the collectibility. Please also disclose the measure used by management to monitor accounts receivable, such as days sales outstanding, along with a discussion and analysis of this measure. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

33.	In future filings, please provide investors with a discussion and analysis of the realizability of inventories, as it is 33.8% of total current assets and grew by 28%, where as fourth quarter of fiscal year 2011 sales grew by 17.8%. As part of your analysis, please provide the measure management uses to monitor inventories, such as a turnover ratio. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Management Response (comments 32 and 33):

The Company has historically included in the “Liquidity, Capital Resources, and Other Financial Information” disclosures of its MD&A discussion of accounts receivable, inventories, and other balance sheet items as components of working capital when one or more of such items is determined to be a significant component of change in cash flows from operating earnings. These discussions in the past have included explanation of increases and decreases in accounts receivable and inventories and their relation to past and expected future costs and sales. An example of this disclosure is presented below and is taken from the Company’s third quarter 2011 Quarterly Report on Form 10-Q:

Working capital increased by $338 million due to increased inventory resulting from increased raw material costs and in preparation for planned manufacturing maintenance in fourth quarter 2011 as well as increased accounts receivable primarily attributed to increased sales revenue. The Company generated $297 million cash from

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April 20, 2012

operating activities during the first nine months of 2010 including a $200 million increase in working capital resulting from the adoption of amended accounting guidance for transfers of financial assets which impacted the financial statement presentation for activity under the Company’s accounts receivable securitization program.

Such disclosures in past filings have generally not included a discussion about composition, collectability, and monitoring of receivables because the nature, quality, and collection of receivables has not varied significantly from period to period and uncollectible receivables are immaterial to the Company’s earnings, financial position, and cash flows, with for example allowance for doubtful accounts at approximately one percent of trade receivables. For similar reasons, these disclosures have generally not included a discussion and analysis of the realizability of inventories nor the measures management uses to monitor inventories, with for example the reserve related to excess, expired, obsolete, and aged inventories being less than one percent of inventory.

In future filings, the Company will continue to monitor these items for significance, and, where warranted, provide disclosure that will allow the reader to understand material variances, which may include discussion of the general measures used by management to monitor components of working capital if such matters are material to the understanding of variability.

34.	In future filings, please disclose the amount of borrowings available under your credit facility and A/R facility as of the most recent balance sheet date without violating any of your covenants.

Management Response:

The Company has in the “Liquidity, Capital Resources, and Other Financial Information” disclosures of its MD&A in past filings included, and will continue in future filings to include, the amounts available and outstanding under its credit and accounts receivables securitization facilities and any other material sources of liquidity, and will in future filings disclose the amounts available for borrowing thereunder without violating applicable covenants. For the information of the Staff, the entire amount under each facility was available for borrowing thereunder without violating any covenants as of December 31, 2011.

35.

You state on page 56 that you contributed $102 million to your US pension plans in 2011, compared to $35 million in 2010 and $181 million in 2009. As the pension contribution had a material impact on your operating cash flows, please clarify whether these amounts represent the minimum required payments. To the extent that you have made contributions in excess of the minimum requirement, please

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April 20, 2012

explain to investors why and how this payment is expected to impact future cash flows. Please also disclose the minimum required payment for the next fiscal year along with your anticipated contribution for the next fiscal year.

Management Response:

Eastman contributes amounts to its defined benefit pension plans at least equal to the minimum contributions required under the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended and from time to time contributes additional amounts depending on the plans’ funded status and other priorities for uses of available cash.

The cash contributions in 2009, 2010 and 2011 exceeded the minimum required contributions and were made to meet Pension Protection Act (“PPA”) funded status measures. In 2009 and 2010, excess contributions were made to obtain a PPA funded status of 94% and 96%, respectively, to reduce future minimum required contributions. In 2011, excess contributions were made to remain above 80% funded on a PPA basis.

The minimum required cash contribution for 2012 for the U.S. qualified pension plans is approximately $70 million, and, subject to possible other uses of available cash, Eastman currently expects to contribute an excess amount to the U.S. qualified pension plans during 2012. These excess contributions would be made to keep the plans’ funded status above 80% on a PPA basis.

In the Company’s 2011 Form 10-K, the anticipated contribution amount was not disclosed as it was not considered material to the Company’s liquidity position in relation to the impending acquisition of Solutia. In future filings the Company will disclose minimum required contributions. For periods in which the anticipated contribution is materially different from the required contribution or is expected to have a material impact on operating cash flows, the Company will include disclosure of the total anticipated contribution.

1. Significant Accounting Policies, page 72

Financial Statement Presentation, page 72

36.	We note your disclosure on page 27 that you have a 51 percent share in each of the Genovique Specialties Wuhan Youji Chemical Co., Ltd. and Qilu Eastman Specialty Chemical Ltd. joint ventures. However, you have not separately presented noncontrolling interest on the face of your consolidated financial statements. Please confirm to us that noncontrolling interest is immaterial to your consolidated financial statements, or confirm that you will separately present these amounts in future filings.

Securities and Exchange Commission

April 20, 2012

Management Response:

Total non-controlling interest was less than one percent of total assets and earnings for all periods presented. Therefore, Management believes non-controlling interest is immaterial to Eastman’s consolidated financial statements.

Depreciation, page 73

37.	In future filings, please breakout the machinery and equipment line item into smaller and more meaningful components, as the range of useful lives for this line item is very broad (i.e., 3 to 33 years). Please separately disclose the range of useful lives for each new category presented. For categories that still have very broad range of useful lives, you should separately discuss the types of assets that fall in each part of the range.

Management Response:

In the Company’s Financial Statement Form 8-K and in future annual filings, the Company will expand the disclosure concerning depreciation to break out the machinery and equipment line item into smaller and more meaningful components. The Company will separately disclose the range of useful lives for each new category presented and, as appropriate, separately discuss the types of assets that fall in each part of the range.

Impairment of Long-Lived Assets, page 73

38.	Please disclose the level you assess impairment of your long-lived assets. Please refer to ASC 360-10-35-23 – 35-25 and example 4 of ASC 360-10-55-35 for guidance.

39.	Define the reporting unit level at which you test goodwill for impairment. Please refer to ASC 350-20-35-33 – 35-38 for guidance.

Management Response (comments 38 and 39):

In the Company’s Financial Statement Form 8-K and in future annual filings, the Company will expand the disclosure concerning its accounting for impairment of long-lived assets based on guidance provided in ASC 360 Property, Plant and Equipment and ASC 350 Intangibles - Goodwill and Other to include the level of assessment of long-lived assets for impairment and the reporting unit level at which our assessment of goodwill for impairment is performed. An example of proposed enhanced disclosure (with the new or revised information in italics) as it would have been in the Company’s 2011 Form 10-K, and as proposed to be included in the Financial Statement Form 8-K, is below:

Securities and Exchange Commission

April 20, 2012

1. SIGNIFICANT ACCOUNTING POLICIES

….

Impairment of Long-Lived Assets

Long-lived assets and certain identifiable intangibles to be held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review of long-lived assets is performed at the lowest identifiable level for which there are identifiable cash flows attributable to that particular grouping of assets. If the carrying amount is not considered to be recoverable, an analysis of fair value is triggered. An impairment is recorded for the excess of the carrying amount of the asset (or grouping) over the fair value.

The Company conducts its annual testing of goodwill and indefinite-lived intangible assets in third quarter of each year, unless events warrant more frequent testing. The testing of goodwill is performed at the reporting unit level, which the Company has determined to be its operating segments. If the fair value of a reporting unit is determined to be less than the carrying value of the net assets of the reporting unit including goodwill, additional steps, including an allocation of the estimated fair value to the assets and liabilities of the reporting unit, would be necessary to determine the amount, if any, of goodwill impairment. The carrying value of indefinite-lived intangible assets is considered to be impaired when the fair value, as established by appraisal or based on discounted future cash flows of certain related products, is less than their respective carrying values.

13. Retirement Plans, page 90

40.	We note your disclosure on page 94 that the fair value of plan assets for non-U.S. pension plans was $276 million, or 21.6% of total plan assets as of December 31, 2011. We further note that the estimated long term rate of return for your U.S. pension plans is 8.44% versus 6.44% for your non-U.S. pension plans. As such, please provide us with your assessment of the guidance in ASC 715-20-50-4 for providing the disclosure required by ASC 715-20-50-1 for your non-U.S. pension plans separately from your U.S. pension plans.

Securities and Exchange Commission

April 20, 2012

Management Response:

ASC 715-20-50-4 provides that a reporting entity may combine disclosures of U.S. and non-U.S. pension or other postretirement benefit plans unless the non-U.S. benefit obligations are significant relative to the total benefit obligation and assumptions used are significantly different. Management believes Eastman’s non-U.S. pension benefit obligations are insignificant when compared to its total pension benefit obligation as they represent approximately 14 percent of total pension benefit obligations at December 31, 2011. While there are differences in assumptions used for the U.S. and non-U.S. plans, including expected weighted-average discount rates, expected weighted-average long-term rate of return, and asset allocation strategies, these assumptions are disclosed separately for U.S. and non-U.S. plans. Because the first criteria is not met, and both must be met in order to preclude the Company from combining benefit plans, Management believes combining U.S. and non-U.S. pension plans is appropriate.

In making the above assessment, the Company has applied a 20 percent threshold for determining significance, the same threshold as that used to determine significant influence over investments and the equity method of reporting those interests and the Regulation S-X Article 3 thresholds for providing separate financial statements of businesses acquired or to be acquired under Rule 3-05. The Company’s assessment does not consider assets of the plans in evaluating significance as the guidance specifies benefit obligations as the relevant factor.

14. Commitments, page 97

Guarantees, page 98

41.	In future filings, please provide the disclosures required by ASC 460-10-50-4 for your other guarantees. Please provide us with the disclosure you intend to include in your next periodic report.

Management Response:

The Company had a limited number of other guarantees as of December 31, 2011. These other guarantees were not material to the Company’s operating results or financial position for the periods presented and as such not disclosed. Beginning with the Financial Statement Form 8-K and in future annual filings, the Company will expand the disclosure concerning other guarantees to include the term of other guarantees and when material the maximum potential amount of future payments. An example of such additional disclosure (with the new information in italics) as it would have been in the Company’s 2011 Form 10-K, and as proposed to be included in the Financial Statement Form 8-K, is below:

Securities and Exchange Commission

April 20, 2012

Guarantees and claims also arise during the ordinary course of business from relationships with joint venture partners, suppliers, customers, and other parties when the Company undertakes an obligation to guarantee the performance of others, if specified triggering events occur. Non-performance under a contract could trigger an obligation of the Company. These potential claims include actions based upon alleged exposures to products, intellectual property, tax matters, environmental matters, and other indemnifications. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these claims. The guarantee period for the Company’s other guarantees is estimated to be between 1 and 15 years with the maximum potential amount of future payment immaterial to the Company’s operating results and financial position. The Company’s current expectation is that future payment or performance related to the non-performance of other guarantees is considered unlikely.

16. Legal Matters, page 99

42.	We note your disclosure for your lawsuits, claims, investigations and proceedings, in which you note that adverse developments could negatively impact earnings or cash flows in a particular future period. As such, please disclose an estimate of the amount or range of reasonably possible loss in excess of amounts already accrued, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure, and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of loss would be for those reasonably possible outcomes. Please include your proposed disclosures in your response.

Management Response:

Subject to material changes in facts and circumstances in the future relating to the Company’s loss contingencies requiring additional quantitative and qualitative disclosure of pending legal or similar matters, the Company will not include the sentence containing this or similar cautionary language about the Company’s lawsuits, claims, investigations or proceedings in future filings.

Securities and Exchange Commission

April 20, 2012

22. Segment Information, page 108

43.	We note your descriptions of the various product lines within each of your reportable segments within Item 1 (e.g., polymers, resins, solvents, acetate tow, acetate yarn, acetyl chemical products, olefin-based chemistries, acetyl-based chemistries, performance chemicals, complex organic molecules, specialty copolyesters, and cellulosics). Further, it appears from your discussion and analysis in MD&A and your conference calls with analysts that there are different markets and customers for your product lines and therefore differing trends for your products. In future filings, please disclose revenues for each of your product lines in accordance with ASC 280-10-50-40. Please provide us with the disclosures you intend to present in future filings.

Management Response:

Beginning with the Financial Statement Form 8-K and in future annual filings, the Company will expand the segment disclosure to include revenues from external customers for each group of similar products as described in ASC 280-10-50-40 for periods presented. This disclosure will be presented on the same basis as those product lines described in Item 1 of our Annual Report on Form 10-K. An example of proposed additional disclosure (with the new information in italics) as it would have been in the Company’s 2011 Form 10-K, and as proposed to be included in the Financial Statement Form 8-K, is below:

22. SEGMENT INFORMATION

The Company’s products and operations are managed and reported in four reportable operating segments, consisting of the CASPI segment, the Fibers segment, the PCI segment, and the Specialty Plastics segment.

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April 20, 2012

The CASPI segment manufactures resins, specialty polymers, and solvents which are integral to the production of paints and coatings, inks, adhesives, and other formulated products. The specialty polymers product line consists of cellulose-based specialty polymers and olefin-based performance products and accounted for 20 percent, 20 percent, and 15 percent of the segment’s total sales for 2011, 2010, and 2009, respectively. The resins product line consists of hydrocarbon resins, rosin resins, and resin dispersions and accounted for approximately 35 percent of the CASPI segment’s total sales for 2011, 2010, and 2009. The solvents product line includes both specialty coalescents and ketones and commodity esters, glycol ethers, and alcohol solvents and accounted for approximately 45 percent of the CASPI segment’s total sales for 2011 and 2010 and 50 percent in 2009.

The Fibers segment manufactures EstronTM acetate tow and EstrobondTM triacetin plasticizers which are used primarily in cigarette filters; EstronTM and ChromspunTM acetate yarns for use in apparel, home furnishings and industrial fabrics; acetate flake for use by other acetate tow producers; and acetyl chemicals. Acetate tow accounted for approximately 80 percent of the Fibers segment total sales revenue in 2011, 2010, and 2009, with the remainder of sales from other product lines, including acetate yarn and acetyl chemical products.

The PCI segment offers approximately 200 products that include intermediates based on oxo and acetyl chemistries and performance chemicals. The PCI segment manufactures diversified products that are used in a variety of markets and industrial and consumer applications, including chemicals for agricultural intermediates, fibers, food and beverage ingredients, photographic chemicals, pharmaceutical intermediates, polymer compounding, and chemical manufacturing intermediates. In 2011, 2010, and 2009, the PCI segment’s sales revenue was approximately 70 percent, 65 percent, and 50 percent, respectively, from olefin-based and 20 percent, 20 percent, and 35 percent, respectively, from acetyl-based chemistries, and 10 percent, 15 percent, and 15 percent, respectively, from other chemicals. Olefin-based sales increased as a result of recent acquisitions and growth in plasticizers product lines.

The Specialty Plastics segment’s key products include engineering and specialty polymers, specialty film and sheet products, and packaging film and fiber products. Included in these are highly specialized copolyesters, including Eastman TritanTM copolyester, and cellulosic plastics that possess unique performance properties for value-added end uses such as appliances, store fixtures and displays, building and construction, electronic packaging, medical packaging, personal care and cosmetics, performance films, tape and labels, fiber, photographic and optical film, graphic arts, and general packaging. Eastman’s specialty copolyesters product lines accounted for approximately 80 percent of the Specialty Plastics segment’s 2011, 2010, and 2009 sales revenue. Cellulosics and cellulosic plastics accounted for approximately 20 percent of the Specialty Plastics segment’s 2011, 2010, and 2009 sales revenue.

Securities and Exchange Commission

April 20, 2012

Research and development and other expenses not identifiable to an operating segment are not included in segment operating results for any of the periods presented and are shown in the tables below as “other” operating losses. The Company continues to explore and invest in R&D initiatives at a corporate level that are aligned with macro trends in sustainability, consumerism, and energy efficiency through high performance materials, advanced cellulosics, and environmentally-friendly chemistry. These initiatives include the completion of a demonstration facility for market testing of acetylated wood, branded as Perennial WoodTM, in second half 2011 and commercial introduction in first quarter 2012 to select markets; the initial commercial introduction of the new Eastman CerfisTM technology, with anticipation that the application will be expanded nationwide by the end of 2012; and the announcement of the new EastmanTM microfiber technology.

In first quarter 2010, the Company transferred certain intermediates product lines from the discontinued Performance Polymers segment to the PCI segment to improve optimization of manufacturing assets supporting the three raw material streams that supply the Company’s downstream businesses. The revised segment composition reflects how management views and evaluates operations. Accordingly, the amounts for sales, operating earnings, and assets have been adjusted to retrospectively apply these changes to all periods presented.

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Management Acknowledgement

The Company acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*        *        *         *

Securities and Exchange Commission

April 20, 2012

Should you have any additional questions or comments on the above-referenced filings, please do not hesitate to contact me at the above telephone number or e-mail address, or Mark L. Hanson at Jones Day (telephone: (404) 581-8573; e-mail: mlhanson@jonesday.com). Thank you in advance for your prompt attention to this filing.

Sincerely,

/s/ Scott V. King
Scott V. King
Vice President, Controller, and Chief Accounting Officer

Enclosures

cc:	Theresa K. Lee, Eastman Chemical Company
Brian L. Henry, Eastman Chemical Company
Mark L. Hanson, Jones Day
Neil M. Simon, Jones Day
Paul J. Berra, III, Solutia Inc.
David Fox, Kirkland & Ellis LLP
William B. Sorabella, Kirkland & Ellis LLP